UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                           ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Interim Report to Stockholders for the three- and six-month periods ended June 30, 2006

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our new management model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; disruption of production or vehicle deliveries, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

DAIMLERCHRYSLER

Q2 2006

Interim Report

Contents

Management Report

Mercedes Car Group
Chrysler Group
Truck Group
Financial Services
Van, Bus, Other

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Financial Calendar

Q2

DaimlerChrysler Group

Amounts in millions of €	Q2 2006	Q2 2005	Change in %

Revenues	38,562	38,423	+0
Western Europe	12,387	12,511	-1
Germany	5,250	5,494	-4
United States	16,794	16,942	-1
Other markets	9,381	8,970	+5
Employees (June 30)	368,321	388,758	-5
Research and development costs	1,285	1,325	-3
Investment in property, plant and equipment	1,740	1,606	+8
Cash provided by operating activities	2,804	3,529	-21
Operating profit	1,857	1,671	+11
Net income	1,810	737	+146
per share (in €)	1.77	0.73	+142

Cover photo:

The Mitsubishi Fuso Canter light truck with a gross vehicle weight of 3.5 to 7.5 tons features compact dimensions and a small turning circle. Since July 2006, it has been available as the Canter Eco Hybrid with environmentally friendly hybrid technology, a drive system combining a diesel engine with an electric motor. This is the first vehicle in the light truck category to fulfill the stringent emission regulations in Japan.

Q1–2

DaimlerChrysler Group

Amounts in millions of €	Q1 - 2 2006	Q1 - 2 2005	Change in %

Revenues	75,747	70,167	+8	(1)
Western Europe	24,234	22,515	+8
Germany	10,336	9,796	+6
United States	33,367	31,531	+6
Other markets	18,146	16,121	+13
Employees (June 30)	368,321	388,758	-5
Research and development costs	2,669	2,672	-0
Investment in property, plant and equipment	3,180	3,081	+3
Cash provided by operating activities	5,788	6,969	-17
Operating profit	2,748	2,299	+20
Net income	2,109	1,025	+106
per share (in €)	2.07	1.01	+105

(1) A 6% increase after adjusting for the effects of currency translation.

Management Report

•	Group operating profit up by 11% to €1.9 billion
•	Net income of €1.8 billion (Q2 2005: €0.7 billion)
•	Earnings per share of €1.77 (Q2 2005: €0.73)
•	Net income and earnings per share include €0.8 billion and €0.78 respectively due to valuation gain related to the derivative contracts to hedge EADS shares
•	Second-quarter revenues of €38.6 billion at prior-year level
•	Operating profit of more than €6 billion still anticipated for full-year 2006

Business developments

Overall positive development of world economy and automotive industry

•

The global economy continued its positive development in the second quarter of this year, although the overall rate of growth was lower than in the first quarter. This was due to rising interest rates and the continuation of high raw-material prices, some of which actually rose further. Growth slowed in the U.S. and Japan compared with the first quarter, partially offset by a slight revival in Western Europe and continued positive developments in the emerging markets.

•

Worldwide demand for automobiles continued to be very buoyant. Despite repeated increases in the prices of crude oil and fuel, global unit sales of automobiles developed positively.While demand for passenger cars and commercial vehicles increased in Western Europe, market volumes in the United States and Japan were smaller than in the second quarter of last year. In the U.S., the minivan, SUV and light-truck vehicle segments suffered in particular due to high fuel prices. However, sales in the car segment grew. The emerging markets of Asia recorded significant growth rates once again.There was an increase in the worldwide demand for commercial vehicles, especially in the segment of heavy trucks.

Revenues at prior-year level

•	DaimlerChrysler sold 1.3 million vehicles in the second quarter. This was 3% lower than in Q2 2005.

•

The Mercedes Car Group increased its unit sales by 6% to 325,500 vehicles, continuing the positive trend of the first quarter. The Chrysler Group shipped 761,700 passenger cars and light trucks to its dealers in the second quarter (Q2 2005: 812,200). Unit sales by the Truck Group of 138,600 vehicles nearly reached the high level of the prior-year quarter (-2%). Mercedes-Benz Vans sold 65,600 units worldwide (Q2 2005: 72,300), while the Bus unit boosted its sales by 9% to 10,300 buses and chassis. The Financial Services division increased its new business by 9% to €14.1 billion and its contract volume by 1% to €115.3 billion.

•	The Group’s total revenues of €38.6 billion were of the same magnitude as in the second quarter of 2005.

Profitability

Group operating profit reflects positive earnings trend at Mercedes Car Group

•	DaimlerChrysler posted a second-quarter operating profit of €1,857 million, an increase of 11% compared with the second quarter of last year.

•

The earnings improvement was primarily due to the significant increase in operating profit achieved by the Mercedes Car Group. The Truck Group and Financial Services also improved their operating profit. In total, these increases more than offset the decrease in operating profit recorded by the Chrysler Group.

•

The reduced operating profit of the Van, Bus, Other segment was mainly related to the corporate-level expenses of €145 million for the implementation of the new management model in the second quarter of 2006. These expenses resulted from staff reductions in the Group’s administrative functions.

•	Exchange-rate effects due to less favorable currency-hedging rates than in the prior-year quarter had only a slight negative effect on operating profit during the reporting period.

•	The development of the Group’s earnings was affected by the special items shown in the following table:

Amounts in millions of €	Q2 2006	Q2 2005
Mercedes Car Group
Expenses relating to staff reductions in the context of CORE	(20)

Restructuring expenses at smart	(13)	(311)
Truck Group
Impairment American LaFrance		(24)
Van, Bus, Other
Expenses relating to the new management model	(145)

Operating Profit (Loss) by Segment

Amounts in millions of €	Q2 2006	Q2 2005	Change in %	Q1—2 2006	Q1—2 2005	Change in %

Mercedes Car Group	807	12	•	129	(942)	•
Chrysler Group	51	544	-91	170	796	-79
Truck Group	551	410	+34	977	1,108	-12
Financial Services	422	385	+10	870	713	+22
Van, Bus, Other	159	277	-43	582	511	+14
Eliminations	(133)	43	•	20	113	-82
DaimlerChrysler Group	1,857	1,671	+11	2,748	2,299	+20

•

The Mercedes Car Group reported an operating profit of €807 million, a substantial improvement compared with the second quarter of last year (€12 million). The increase was caused by the division’s higher unit sales (+17,400 vehicles) and an improved model mix due to the full availability of the new S-Class and M-/R-Class. Within the framework of the CORE program, additional important efficiency-improving actions were implemented, which also had a significant positive effect on earnings.

•

The staff reductions planned at Mercedes-Benz Passenger Cars in the context of the CORE program led to additional expenses of €20 million. By the end of the second quarter, more than 8,300 employees had signed voluntary severance agreements or had taken advantage of early retirement. Furthermore, charges arising from the discontinuation of the smart forfour model reduced operating profit by €13 million; in the prior-year quarter, expenses of €311 million arose in connection with the realignment of the smart business model.

•	The Chrysler Group posted an operating profit of €51 million in the second quarter of 2006, compared with an operating profit of €544 million in the second quarter of 2005.

•	The decrease in operating profit was primarily the result of a decrease in worldwide factory unit sales, a higher mix of fleet vehicles and negative net pricing.

•	The Truck Group increased its second-quarter operating profit by 34% to €551 million.

•

An improved model mix as well as the efficiency-improving measures taken as part of the Global Excellence program contributed to these increased earnings. These factors more than offset higher expenses for new vehicle projects and the fulfillment of future emission regulations.

•	The Financial Services division achieved an operating profit of €422 million in the second quarter (Q2 2005: €385 million).

•

This increase in earnings was aided by the increased volume of business and the positive earnings trend at Toll Collect. These effects compensated the negative impact from the higher level of interest rates.

•

The Van, Bus, Other segment posted a second-quarter operating profit of €159 million (Q2 2005: €277 million). Second-quarter operating profit included expenses of €145 million incurred for staff reductions in administrative functions in connection with the new management model.

•

Vans and Buses both achieved positive results in the second quarter. The operating profit of the Mercedes-Benz Vans unit was negatively affected by the launch of the new Sprinter. The Buses unit improved its operating profit, primarily as a result of higher unit sales and efficiency improvements.

•	The contribution to earnings from EADS also increased, mainly due to higher Airbus deliveries, to €231 million from €154 million in the prior-year quarter.

•

The segment’s operating profit for the second quarter of 2005 included a contribution of €45 million from the off-highway business, which was sold to Swedish financial investor EQT in the first quarter of 2006.

•

Financial income amounted to €845 million in the second quarter compared to a financial expense of €138 million in the prior-year quarter. The result includes an increase of €165 million in income from investments to €177 million, primarily due to higher contributions to earnings from our investments which are accounted for using the equity method. The net interest expense of €101 million was slightly lower than in the second quarter of last year (expense of €84 million). Other financial income increased by €835 million to €769 million. This increase is related to two financial transactions to hedge the price risks of EADS shares. These transactions were concluded in April 2006 for a 7.5% interest in EADS and in July 2004 for a 2.7% interest in EADS. The contractual  agreements regulating the option to sell EADS shares for certain prices starting in the

Reconciliation of Group Operating Profit
to Income before Financial Income

Amounts in millions of €	Q2 2006	Q2 2005	Change in %	Q1—2 2006	Q1—2 2005	Change in %
Operating profit	1,857	1,671	+11	2,748	2,299	+20
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(290)	(283)	-2	(612)	(572)	-7
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(303)	(108)	-181	(536)	(289)	-85
Miscellaneous items	(1)	(6)	+83	(2)	(7)	+71
Income before financial income	1,263	1,274	-1	1,598	1,431	+12

year 2007 combined with the decrease in the stock-market price of EADS shares in the second quarter of 2006, led to valuation gains of €588 million (relating to the 7.5% interest) and €226 million (relating to the 2.7% interest). Future fluctuations in the price of EADS shares will also have an effect on earnings from the mark-to-market valuation of those derivatives.

•

Second-quarter net income amounted to €1,810 million (Q2 2005: €737 million). The mark-to-market valuation of the financial transactions to hedge the price risks of EADS shares had a positive impact on net income of approximately €800 million (after taxes).

• Earnings per share amounted to €1.77, compared with €0.73 in the second quarter of 2005.

Cash Flow

•

Cash provided by operating activities of €5.8 billion was lower than in the first half of 2005 (€7.0 billion). The decrease was due primarily to a rise in inventory-related receivables from financial services, but also to severance payments connected with the headcount reduction at the Mercedes Car Group (€0.7 billion), payments related to the realignment at smart, and higher tax payments. On the other hand, there was an increase in the cash inflow from operating activities in the financial-services business due to a higher proportion of operate-lease contracts. The development of working capital also led to higher cash provided by operating activities. Inventories and trade receivables increased at a much lower rate compared with the prior year, so negative effects from trade liabilities were more than compensated for.

•

Cash used for investing activities in the first half increased by €2.5 billion to €7.2 billion, due not only to the increase in equipment on operating leases, but also to the development of receivables from financial services provided to end customers. This was mainly a result of lower payments received on existing receivables and lower proceeds from the sale of these receivables. Although cash outflows for new financing contracts decreased, this did not compensate for the aforementioned effects. Capital expenditure for property, plant and equipment was slightly higher than in the prior-year period. Higher proceeds from the sale of businesses reduced the cash outflow for investing activities. This was mainly due to the sale of the off-highway business, which gave rise to a net cash inflow of €0.8 billion. The increase in net proceeds from the sale of securities (2005: net purchases) also reduced the cash outflow for investing activities.

•

Cash used for financing activities amounted to €0.6 billion. This was primarily the result of the dividend distribution for the year 2005, partially offset by a cash inflow from the (net) increase in financial liabilities. The main factors in the first half of last year were the dividend distribution and the (net) repayment of financial liabilities.

•

Cash and cash equivalents with an original maturity of three months or less at June 30, 2006 decreased by €2.3 billion compared with December 31, 2005, after taking currency-translation effects into consideration. Total liquidity, which also includes deposits and marketable securities with an original maturity of more than three months, decreased from €12.6 billion to €9.6 billion as a result of optimized processes in the Group’s liquidity management.

Financial Position

•

Compared with December 31, 2005, total assets decreased by €6.0 billion to €195.6 billion. After adjusting for currency-translation effects of €8.9 billion, there was an increase of €2.9 billion, primarily due to the expansion of the leasing and sales-financing business.

•

Equipment on operating leases and receivables from financial services totaled €95.8 billion (December 31, 2005: €95.3 billion), equivalent to 49% of total assets. An increase in the portfolio of operate-lease and sales-financing contracts was partially offset by the effects of currency translation. Inventories increased, after adjusting for exchange-rate effects. This was a result of the development of production volumes over the year, as was the increase in trade payables. The change in other assets was primarily due to an increase in the positive market values of derivative financial instruments.

These financial transactions were undertaken to hedge against foreign-exchange risks and the price risks of EADS shares.

•

Accrued liabilities decreased, mainly due to the effects of currency translation, which also resulted in lower accrued liabilities for derivative financial instruments. There was also an impact from the utilization of accrued liabilities for product guarantees. There was a rise, however, related to the discontinuation of the smart forfour and the planned headcount reduction in the context of implementing the new management model. Accrued liabilities for sales incentives also increased. The change in financial liabilities was almost solely due to currency-translation effects. After adjusting for these effects, there was an increase resulting primarily from a higher refinancing requirement for the leasing and sales-financing business.

•

Stockholders’ equity of €36.3 billion at June 30, 2006 was almost unchanged from the level at December 31, 2005. The positive effects on stockholders’ equity from net income and the valuation of derivative financial instruments (with no effect on earnings) were offset by the negative effects of currency translation and the distribution of the dividend for the year 2005.

•

The Group’s equity ratio at June 30, 2006 was 18.6% (December 31, 2005: 17.3%). The equity ratio for the industrial business was 27.6% (December 31, 2005: 24.8%). The increases in the equity ratios were primarily due to the decrease in total assets and the higher net income.

Workforce

•

At the end of the second quarter of 2006, DaimlerChrysler employed a workforce of 368,321 people worldwide (end of Q2 2005: 388,758). Of this total, 169,603 were employed in Germany and 97,518 in the United States (end of Q2 2005: 184,029 and 100,442 respectively).

•

The total number of employees decreased compared to June 30, 2005, primarily due to the staff-reduction measures initiated at the Mercedes Car Group at the end of September 2005 (-7%) and the sale of the off-highway business with approximately 7,000 employees. Employment levels at the Chrysler Group, Truck Group and Financial Services were also lower than at the end of Q2 2005.

•

The implementation of the new management model is running according to plan. On July 18, we reached an agreement with the Group Labor Council on the details of a settlement of interests. The organizational structures have been approved, so we will be able to work with the new management model as of August 1. The majority of the planned total reduction of management positions will already be achieved by the end of 2006.

Outlook

•

DaimlerChrysler assumes that the rate of world economic expansion will slow down slightly during the second half of the year. Further rises in interest rates and the continuing burden of high raw-material prices, especially of oil, are likely to lead to weaker global growth. But due to positive economic developments in the first six months, we assume that growth in 2006 will be slightly stronger than in the prior year.

•

Parallel to the development of the world economy, the dynamics of global demand for automobiles will probably decrease slightly. For full-year 2006, we therefore anticipate a growth rate similar to that in 2005. Whereas automobile sales in the United States, the world’s largest market, are likely to decrease slightly, demand should slightly increase in Western Europe and Japan. Car sales are expected to increase in nearly all of the larger emerging markets this year, with significant growth rates in some of those countries. Worldwide demand for commercial vehicles is likely to remain at a high level in the second half of 2006. However, risks will arise if oil and fuel prices continue to rise. We assume that competitive pressure in the automotive industry will remain intense as a result of worldwide over-capacity.

•	DaimlerChrysler continues to anticipate unit sales in 2006 in the magnitude of the prior year (2005: 4.8 million vehicles).

•

The Mercedes Car Group expects full-year unit sales at least as high as in 2005. We assume that unit sales by Mercedes-Benz will exceed last year’s figure due to the brand’s new products. Unit sales by the smart brand will be lower than in 2005. We will continue to effectively implement the CORE efficiency-improving program. We therefore anticipate further earnings improvements in the coming quarters. The Mercedes Car Group is thus on track to achieve the 7% return on sales targeted for 2007.

•

In an unchanged difficult market environment, the Chrysler Group assumes that unit sales (shipments) in 2006 will be in the range of last year. The division will launch a total of ten new models this year, although a large number of them will not be available at dealerships until the second half of the year. The Chrysler Group will continue to implement its activities to improve productivity, quality and customer satisfaction. Due to high dealer inventories the Chrysler Group intends to reduce production volumes and shipments to dealers in the third quarter. In addition, the upcoming model changeovers will cause downtime in certain plants. The development of earnings in the second half of the year will also be impacted by the launch costs of the eight new models. The division therefore anticipates a third-quarter operating loss of up to €0.5 billion. We then expect positive earnings once again in the fourth quarter as a result of the new models to be launched in the second half of the year. For full-year 2006, the Chrysler Group plans for a positive result.

•

The Truck Group assumes that full-year unit sales will remain stable. A high level of earnings should continue to be achieved, due not least to the efficiency improvements resulting from the Global Excellence program. There will be a positive impact on demand for trucks from upcoming stricter emission regulations planned in our core markets of Europe, the United States and Japan. The Truck Group is very well prepared for these changes, not least due to its innovation leadership in Bluetec diesel technology.

•

The Financial Services division anticipates a continuation of its stable business and earnings development during the second half of the year. However, rising interest rates will be a challenge. We intend to further improve our competitive position as a result of optimized processes, enhanced efficiency, comprehensive market coverage and even closer cooperation with the vehicle divisions and their dealerships.

•

The Vans unit expects lower unit sales than in 2005 due to the Sprinter model change. Unit sales of buses are likely to exceed the high level of the prior year. EADS continues to plan for a stable market for civil aircraft in the year 2006; Airbus deliveries are expected to increase again compared with the prior year.

•	The DaimlerChrysler Group anticipates a slight increase in revenues in full-year 2006 (2005: €149.8 billion).

•	Due to the implementation of the staff-reduction program, the number of persons employed by the Group will continue to decrease until the end of this year.

•	For full-year 2006, DaimlerChrysler continues to anticipate an operating profit in excess of €6 billion.

•

This figure includes charges for the implementation of the new management model (€0.5 billion), the focus on the smart fortwo (€1 billion), the staff reductions at the Mercedes Car Group (€0.4 billion), as well as gains on the disposal of the off-highway business (€0.2 billion), on the sale of real estate no longer required for operating purposes (€0.1billion) and the release of provisions for retirement-pension obligations (€0.2 billion).

Forward-looking statements in this Interim Report:

This interim report contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our new management model, and the CORE program, including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; disruption of production or vehicle deliveries, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in Daimler-Chrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Mercedes Car Group

•                  Unit sales of 325,000 vehicles significantly higher than in prior-year quarter

•                  Great market success for new models

•                  Successor to smart fortwo to be launched in the United States

•                  Strong improvement in operating profit

Amounts in millions of €	Q2 2006	Q2 2005	Change in %

Operating profit	807	12	.
Revenues	13,394	12,472	+7
Unit sales	325,501	308,081	+6
Production	312,098	325,567	-4
Employees (June 30)	98,635	106,351	-7

Unit sales	Q2 2006	Q2 2005	Change in %

Total	325,501	308,081	+6
Western Europe	209,729	204,376	+3
Germany	90,862	94,239	-4
United States	65,069	54,072	+20
Japan	11,597	12,087	-4
Other markets	39,106	37,546	+4

Unit sales, revenues and operating profit all above prior-year level

•                  The Mercedes Car Group sold 325,500 vehicles in the second quarter of this year, surpassing the figure for Q2 2005 by 6%. Revenues increased by 7% to €13.4 billion. Operating profit improved from €12 million to €807 million (see page 5).

Strong increase in unit sales by Mercedes-Benz

•                  The Mercedes-Benz brand increased its second-quarter unit sales by 6% to 291,000 vehicles. smart unit sales of 34,500 vehicles were at the prior-year level.

•                  The new models launched in 2005 and 2006 were in strong demand: The success of the new M-Class and B-Class vehicles continued, with 28,300 and 34,300 units being sold respectively. The S-Class sedan reached a very high volume, selling 21,600 units. R-Class sales reached 27,200 units worldwide since the model was launched.

•                  Sales of 41,600 A-Class cars were below the high level of the prior-year quarter (54,300). For lifecycle reasons, unit sales of the C-Class decreased to 87,800 vehicles (Q2 2005: 107,400). E-Class unit sales reached 51,900 in the quarter under review (Q2 2005:70,100). The launch of the new-generation E-Class already led to very positive sales stimulus in June, and this effect is expected to grow in the coming months.

•                  Outside Germany, the Mercedes Car Group increased its unit sales by 10% to 234,600 units in the second quarter. In Germany, 90,900 vehicles were sold (Q2 2005: 94,200).

New models presented

•                  The new generation of the E-Class has been available since June.  With all versions on sale, this car offers the most versatile model range in its market segment. In June, we presented to the press the CL-Class, the newS-Class coupe, which will be delivered to customers beginning in September.  At the same time, the GL-Class will be launched in Europe.

CORE brings significant positive results

•                  The measures taken within the context of the CORE program are progressing according to schedule and significantly improving the efficiency of our operations. The program is now focused on the implementation of structural actions with potential for the years 2006, 2007 and beyond. CORE examines the Mercedes Car Group’s entire value chain and develops it further – to make processes leaner and faster, to reduce costs and to continue improving quality.

Launch of smart fortwo successor model in the United States

•                  At the end of June, DaimlerChrysler announced that the successor to the smart fortwo is intended to be launched in the United States in 2008. smart plans to cooperate with the United Auto Group in this respect.

•                  As part of the further development of the smart business model, an agreement was reached with Mitsubishi Motors on the termination of smart forfour production. Negotiations were quickly completed on a social plan and settlement of interests for the employees affected by those measures. The integration of smart into the Mercedes-Benz organization is progressing according to plan.

Q1–2

Amounts in millions of €	Q1–2 2006	Q1–2 2005	Change in %

Operating profit (loss)	129	(942)	.
Revenues	25,718	22,855	+13
Unit sales	606,959	555,049	+9
Production	629,883	603,602	+4
Employees (June 30)	98,635	106,351	-7

Unit sales	Q1-2 2006	Q1-2 2005	Change in %

Total	606,959	555,049	+9
Western Europe	389,857	359,374	+8
Germany	166,567	164,694	+1
United States	113,373	103,872	+9
Japan	24,755	22,321	+11
Other markets	78,974	69,482	+14

Chrysler Group

•                  Decrease in shipments and retail sales

•                  Further improvements in quality and manufacturing productivity

•                  Production startup of Jeep® Compass

•                  Operating profit of €51 million

Amounts in millions of €	Q2 2006	Q2 2005	Change in %

Operating profit	51	544	-91
Revenues	12,461	13,030	-4
Unit sales	761,747	812,234	-6
Production	740,753	782,728	-5
Employees (June 30)	83,560	85,753	-3

Unit sales	Q2 2006	Q2 2005	Change in %

Total	761,747	812,234	-6
NAFTA	705,227	764,193	-8
United States	608,567	659,385	-8
Other markets	56,520	48,041	+18

More than 710,000 vehicles sold worldwide

•                  The Chrysler Group’s worldwide retail and fleet sales in Q2 2006 totaled 713,600 units, a decrease of 9% compared with the second quarter of last year. The Dodge Charger (32,700 units), and the Dodge Caliber (47,700 units) each showed strong sales. However, decreased sales of Chrysler Group minivans (-6%), the Dodge Ram pickup (-10%), Dodge Durango (-32%) and Jeep® Grand Cherokee (-36%) contributed to a decrease in market share in the United States to 12.4%, compared with 13.4% in Q2 2005.

•                  As a result of lower sales, factory shipments decreased to 761,700 vehicles (Q2 2005: 812,200 vehicles). U.S. dealer inventories increased to 648,600 vehicles (Q2 2005: 632,400 vehicles), equivalent to 91 days’ supply (Q2 2005: 75 days’ supply).

•                  Second-quarter revenues amounted to €12.5 billion (Q2 2005: €13.0 billion); measured in U.S. dollars, there was a decrease of 4% due to lower shipments. The Chrysler Group posted an operating profit of €51 million for the second quarter (Q2 2005: €544 million) (see page 5).

Manufacturing productivity improvements continue

•                  The Chrysler Group improved its overall manufacturing productivity by 6% in 2005 and 24% over the last four years, according to the Harbour Report North America 2006, which was published in June. These improvements were the largest of all automakers for the two periods. While the Chrysler Group’s assembly and engine-plant productivity were the most improved among all automakers last year, its transmission plants were the most productive in the industry for the second consecutive year.

•                  The Chrysler Group also scored well in J. D. Power’s 2006 Initial Quality Survey. The Chrysler brand placed fifth for the lowest number of malfunctions and tenth in the overall ranking of highest-quality brands. The Chrysler Town & Country and Dodge Caravan minivans placed first and third, respectively, in the Van category, and the Windsor Assembly Plant in Ontario, Canada, tied for second place (Silver Award Winner) in the Assembly Plant category.

•                  Production of the all-new Jeep® Compass commenced in June 2006 at the Belvidere Assembly Plant in Illinois. The first of these vehicles were shipped to dealers in the U.S. during July.  This model expands the Jeep® lineup into the high-growth compact- SUV segment. Along with the Dodge Caliber, the Jeep® Compass uses the new fuel-efficient four-cylinder World Engine.  The Chrysler Group will expand its product range with the launch of eight new models in the second half of the year.

Q1–2

Amounts in millions of €	Q1-2 2006	Q1-2 2005	Change in %

Operating profit	170	796	-79
Revenues	25,033	23,765	+5
Unit sales	1,457,103	1,478,909	-1
Production	1,415,083	1,464,666	-3
Employees (June 30)	83,560	85,753	-3

Unit sales	Q1-2 2006	Q1-2 2005	Change in %

Total	1,457,103	1,478,909	-1
NAFTA	1,356,732	1,394,822	-3
United States	1,182,949	1,220,324	-3
Other markets	100,371	84,087	+19

Truck Group

•                  Ongoing strong demand for trucks

•                  Higher unit sales in Western Europe and Japan

•                  Further expansion of development and production network

•                  Operating profit increases to €551 million

Amounts in millions of €	Q2 2006	Q2 2005	Change in %

Operating profit	551	410	+34
Revenues	8,547	8,127	+5
Unit sales	138,560	141,857	-2
Production	130,806	144,445	-9
Employees (June 30)	83,922	85,994	-2

Unit sales	Q2 2006	Q2 2005	Change in %

Total	138,560	141,857	-2
Western Europe	28,905	25,712	+12
Germany	16,145	14,201	+14
United States	40,994	42,410	-3
South America	10,551	9,487	+11
Asia	36,855	45,412	-19
Other markets	21,255	18,836	+13

Continued high levels of unit sales and revenues

•                  Unit sales by the Truck Group of 138,600 units were slightly lower than in the prior-year period, while revenues climbed from €8.1 billion to €8.5 billion. Operating profit of €551 million was significantly higher than in Q2 2005 (see page 5).

Positive sales trends in Western Europe and Japan

•                  Sales of 36,600 units by Trucks Europe/Latin America were 9% lower than in Q2 2005. Sales of trucks in Western Europe developed positively (19,900 units, +4%); growth in Germany was actually 7%. This was due to ongoing positive demand and purchases brought forward because of the imminent introduction of Euro-4 emission limits. There was a negative impact from lower sales in the Middle East and Brazil.

•                  Unit sales by Trucks NAFTA of 53,000 vehicles under the Freightliner, Sterling, Western Star and Thomas Built Buses brands nearly reached the very high figure of the prior-year quarter (-2%). The slight decrease was caused by supply bottlenecks due to a strike at a supplier company.

•                  Fuso’s unit sales increased by 4% to 49,800 vehicles. There was growth primarily in Japan as a result of the upcoming introduction of new emission regulations.

Production startup of Mitsubishi Fuso Canter Eco Hybrid

•                  In May, we started production of the new Mitsubishi Fuso Canter with eco-hybrid technology. The vehicle was presented and launched in Tokyo at the beginning of July. This light truck has the benefits of being very environmentally friendly, highly economical and easy to operate.

Further refinement of worldwide development and production network

•                  In order to make better use of synergies as early as the product-creation phase and to facilitate even more harmonization of parts and components, the Truck Product Creation department will be split into two dynamic parts as of August 1, 2006. Vehicle-development activities will be bundled in the Truck Product Engineering department, which will be comprised of the three vehicle development centers in Stuttgart, Portland and Kawasaki as well as the integrated development of engines, transmissions and axles. Production of these components and production planning for the vehicle and main-component plants will be put together in the Truck Powertrain Operations & Manufacturing Engineering department.

Q1–2

Amounts in millions of €	Q1-2 2006	Q1-2 2005	Change in %

Operating profit	977	1,108	-12
Revenues	15,925	14,860	+7
Unit sales	257,903	263,579	-2
Production	256,489	274,712	-7
Employees (June 30)	83,922	85,994	-2

Unit sales	Q1-2 2006	Q1-2 2005	Change in %

Total	257,903	263,579	-2
Western Europe	53,450	47,505	+13
Germany	30,156	25,855	+17
United States	80,551	81,421	-1
South America	19,500	18,443	+6
Asia	65,603	82,265	-20
Other markets	38,799	33,945	+14

Financial Services

•                  Positive business developments in the second quarter

•                  Contract volume above prior-year level

•                  One million customers for DaimlerChrysler Bank in Germany

•                  Operating profit of €422 million

Amounts in millions of €	Q2 2006	Q2 2005	Change in %

Operating profit	422	385	+10
Revenues	4,276	3,812	+12
Contract volume	115,270	114,228	+1
New business	14,099	12,922	+9
Employees (June 30)	10,939	11,385	-4

Financial Services continues its positive development

•                  The Financial Services division continued its positive development in the second quarter of 2006. New business of €14.1 billion was 9% higher than in Q2 2005. Contract volume increased slightly by 1% to €115.3 billion; the increase amounted to 4% after adjusting for the effects of currency translation. Second-quarter operating profit improved from €385 million to €422 million (see page 5).

Positive development in North and South America

•                  Contract volume of €83.8 billion in the Americas region (North and South America) was of the same magnitude as a year earlier.  Adjusted for exchange-rate effects, the increase amounted to 4%.

•                  The focus of activities in the Americas region was on further improvements in profitability and cost efficiency as well as enhancing customer and dealer satisfaction. Financial Services continued to strengthen its partnership with the vehicle divisions of the DaimlerChrysler Group and their dealerships.

•                  In order to support the sales of the Chrysler, Jeep® and Dodge brands, Chrysler Financial took measures to enhance customer loyalty and strengthened its remarketing activities.  Mercedes-Benz Financial succeeded in expanding its business volume as a result of a joint leasing strategy with Mercedes-Benz USA featuring integrated marketing activities and particularly attractive leasing rates for selected models. Truck Financial increased its contract volume with the use of targeted sale-promotion programs implemented together with Freightliner, while profiting from the continuation of its favorable risk structure.

•                  Growth continued in Central and South America, particularly in financial services for commercial vehicles, especially in Mexico and Brazil.

Further growth in the region Europe, Africa, Asia/Pacific

•                  Contract volume of €31.4 billion in the region of Europe, Africa, and Asia/Pacific exceeded the level of the prior-year quarter by 3%. In Japan, the Fuso Financial Services unit expanded its sales support for commercial vehicles. In China, DaimlerChrysler Automotive Finance (China) Ltd. now provides vehicle financing for end-customers in four major conurbations.

•                  In Europe, we have taken measures to ensure that we are well prepared for even more intense competition. The prime aims of these initiatives are to improve risk management, harmonize processes and systems, and optimize our market penetration.

•                  In Germany, DaimlerChrysler Bank’s contract volume increased by 6% to €15.5 billion. DaimlerChrysler Bank passed the mark of one million customers in May, thus more than doubling the size of its customer base since it entered the direct banking business in July 2002.

Q1–2

Amounts in millions of €	Q1-2 2006	Q1-2 2005	Change in %

Operating profit	870	713	+22
Revenues	8,385	7,379	+14
Contract volume	115,270	114,228	+1
New business	27,816	24,898	+12
Employees (June 30)	10,939	11,385	-4

Van, Bus, Other

•                  Market launch of new Sprinter

•                  Positive sales trend for buses

•                  Further growth at EADS

•                  Operating profit of €159 million

Amounts in millions of €	Q2 2006	Q2 2005	Change in %

Operating Profit	159	277	-43
Revenues segment	3,359	3,801	-12
Revenues Vans	2,144	2,176	-1
Revenues Buses	1,099	971	+13
Unit sales Vans	65,574	72,258	-9
Unit sales Buses	10,295	9,458	+9

Second-quarter operating profit for the Van, Bus, Other segment of €159 million was lower than in the prior year (see page 5).

Vans

•      The Mercedes-Benz Vans unit sold 65,600 vehicles worldwide in the second quarter of 2006, which was 9% lower than the very high figure recorded in the prior-year period. The reduction was mainly a result of the startup of the new Sprinter and the related production changes in the Düsseldorf and Ludwigsfelde plants. Revenues of €2.1 billion were close to the figure for Q2 2005.

•      The new Sprinter was launched in European markets in April and May, and 6,400 units had already been sold by the end of June. The response to the new model from customers and dealers has been very positive. Sales of 25,700 units of the Vito and Viano were slightly higher than in the second quarter of last year; in particular, in Germany unit sales increased (+18%).

Buses

•             Worldwide sales of buses and chassis by the brands Mercedes-Benz, Setra and Orion increased by 9% to 10,300 units in the second quarter. Revenues also increased from €971 million to €1,099 million.

•                  2,400 units were sold in Europe, slightly more than the high unit sales of the prior-year period. Growth was recorded for city buses as a result of several major orders, as well as for chassis. Unit sales of coaches and inter-city buses decreased slightly, however.

•                  In addition to Europe, unit sales increased primarily in Latin America, especially in Brazil and Argentina.

EADS

•                  In the first half of 2006, Airbus delivered 219 aircraft to its customers (H1 2005: 189) and received orders for a total of 117  aircraft (H1 2005: 276). At June 30, 2006, Airbus had an order backlog of 2,055 aircraft.

•                  In June Airbus presented a revised schedule for A380 deliveries in the years 2006 through 2009. Deliveries had to be postponed by six to seven months for production-related reasons.  Nonetheless, the goal of delivering the first A380 before the end of this year will be achieved.

•                  In June, the U.S. Defense Ministry selected EADS for the Light Utility Helicopter program. The program covers up to 322 helicopters of the type UH-145.

Q1–2

Amounts in millions of €	Q1-2 2006	Q1-2 2005	Change in %

Operating Profit	582	511	+14
Revenues segment	6,562	6,606	-1
Revenues Vans	4,092	3,802	+8
Revenues Buses	1,880	1,651	+14
Unit sales Vans	125,298	123,889	+1
Unit sales Buses	18,135	16,918	+7

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income Q2

	Consolidated		Industrial Business		Financial Services (1)
Amounts in millions of €, except per share amounts	Q2 2006	Q2 2005	Q2 2006	Q2 2005	Q2 2006	Q2 2005

Revenues	38,562	38,423	34,284	34,613	4,278	3,810
Cost of sales	(31,622)	(31,292)	(28,057)	(28,216)	(3,565)	(3,076)
Gross margin	6,940	7,131	6,227	6,397	713	734
Selling, administrative and other expenses	(4,632)	(4,716)	(4,326)	(4,421)	(306)	(295)
Research and development	(1,285)	(1,325)	(1,285)	(1,325)	—	—
Other income	240	184	236	179	4	5
Income before financial income	1,263	1,274	852	830	411	444
Financial income (expense), net	845	(138)	838	(146)	7	8
Income before income taxes	2,108	1,136	1,690	684	418	452
Income tax expense	(261)	(381)	(96)	(206)	(165)	(175)
Minority interests	(37)	(18)	(34)	(16)	(3)	(2)
Income before cumulative effects of changes in accounting principles	1,810	737	1,560	462	250	275
Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of SFAS 123R	—	—	—	—	—	—
Net income	1,810	737	1,560	462	250	275

Earnings per share
Basic earnings per share
Income before cumulative effects of changes in accounting principles	1.77	0.73
Cumulative effects of changes in accounting principles	—	—
Net Income	1.77	0.73
Diluted earnings per share
Income before cumulative effects of changes in accounting principles	1.77	0.73
Cumulative effects of changes in accounting principles	—	—
Net Income	1.77	0.73

(1)          Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income Q1–2

	Consolidated		Industrial Business		Financial Services (1)
Amounts in millions of €, except per share amounts	Q1–2 2006	Q1–2 2005	Q1–2 2006	Q1–2 2005	Q1–2 2006	Q1–2 2005
Revenues	75,747	70,167	67,360	62,793	8,387	7,374
Cost of sales	(62,910)	(57,313)	(55,967)	(51,334)	(6,943)	(5,979)
Gross margin	12,837	12,854	11,393	11,459	1,444	1,395
Selling, administrative and other expenses	(9,163)	(9,066)	(8,554)	(8,471)	(609)	(595)
Research and development	(2,669)	(2,672)	(2,669)	(2,672)	—	—
Other income	593	315	581	295	12	20
Income before financial income	1,598	1,431	751	611	847	820
Financial income (expense), net	785	(58)	776	(67)	9	9
Income before income taxes	2,383	1,373	1,527	544	856	829
Income tax benefit (expense)	(232)	(321)	104	(3)	(336)	(318)
Minority interests	(38)	(27)	(32)	(23)	(6)	(4)
Income before cumulative effects of changes in accounting principles	2,113	1,025	1,599	518	514	507
Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of SFAS 123R	(4)	—	(4)	—	—	—
Net income	2,109	1,025	1,595	518	514	507

Earnings per share
Basic earnings per share
Income before cumulative effects of changes in accounting principles	2.07	1.01
Cumulative effects of changes in accounting principles	—	—
Net Income	2.07	1.01
Diluted earnings per share
Income before cumulative effects of changes in accounting principles	2.06	1.01
Cumulative effects of changes in accounting principles	—	—
Net Income	2.06	1.01

(1)          Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Condensed Consolidated Balance Sheets

	Consolidated		Industrial Business		Financial Services (1)
	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,
Amounts in millions of €	2006	2005	2006	2005	2006	2005
	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Assets
Goodwill	1,794	1,881	1,729	1,822	65	59
Other intangible assets	2,993	3,191	2,941	3,133	52	58
Property, plant and equipment, net	35,139	36,739	34,985	36,565	154	174
Investments and long-term financial assets	6,006	6,356	5,749	6,084	257	272
Equipment on operating leases, net	36,710	34,238	4,462	3,629	32,248	30,609
Fixed assets	82,642	82,405	49,866	51,233	32,776	31,172
Inventories	18,881	19,139	17,568	17,674	1,313	1,465
Trade receivables	7,277	7,595	7,028	7,348	249	247
Receivables from financial services	59,058	61,101	—	—	59,058	61,101
Other assets	9,870	8,731	6,419	4,654	3,451	4,077
Securities	4,279	4,936	3,898	4,502	381	434
Cash and cash equivalents	5,312	7,711	4,267	6,894	1,045	817
Non-fixed assets	104,677	109,213	39,180	41,072	65,497	68,141
Deferred taxes	6,942	7,249	6,730	7,060	212	189
Prepaid expenses	1,374	1,391	1,263	1,299	111	92
Disposal group Off-Highway, assets held for sale	—	1,374	—	1,374	—	—
Total assets	195,635	201,632	97,039	102,038	98,596	99,594

Liabilities and stockholders’ equity
Capital stock	2,658	2,647
Additional paid-in capital	8,394	8,221
Retained earnings	32,270	31,688
Accumulated other comprehensive loss	(6,975)	(6,107)
Treasury stock	—	—
Stockholders’ equity	36,347	36,449	26,755	26,859	9,592	9,590
Minority interests	650	653	612	614	38	39
Accrued liabilities	43,105	46,682	41,934	45,389	1,171	1,293
Financial liabilities	78,999	80,932	2,740	4,146	76,259	76,786
Trade liabilities	15,379	14,591	15,168	14,381	211	210
Other liabilities	8,156	9,053	6,021	6,561	2,135	2,492
Liabilities	102,534	104,576	23,929	25,088	78,605	79,488
Deferred taxes	3,892	4,203	(2,286)	(2,309)	6,178	6,512
Deferred income	9,107	8,298	6,095	5,626	3,012	2,672
Disposal group Off-Highway, liabilities held for sale	—	771	—	771	—	—
Total liabilities	159,288	165,183	70,284	75,179	89,004	90,004

Total liabilities and stockholders’ equity	195,635	201,632	97,039	102,038	98,596	99,594

(1)          Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated other comprehensive loss
		Additional		Cumulative	Available-	Derivative	Minimum
Amounts in millions of €	Capital stock	paid-in capital	Retained earnings	translation adjustment	for-sale securities	financial instruments	pension liability	Treasury stock	Total

Balance at January 1, 2005	2,633	8,042	30,361	(1,878)	127	1,858	(7,621)	—	33,522
Net income	—	—	1,025	—	—	—	—	—	1,025
Other comprehensive income (loss)	—	—	—	1,602	3	(555)	(83)	—	967
Total comprehensive income									1,992
Stock based compensation	—	40	—	—	—	—	—	—	40
Purchase of capital stock	—	—	—	—	—	—	—	(21)	(21)
Re-issuance of treasury stock	—	—	—	—	—	—	—	16	16
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)
Balance at June 30, 2005	2,633	8,082	29,867	(276)	130	1,303	(7,704)	(5)	34,030

Balance at January 1, 2006	2,647	8,221	31,688	849	109	635	(7,700)	—	36,449
Net income	—	—	2,109	—	—	—	—	—	2,109
Other comprehensive income (loss)	—	—	—	(1,259)	3	409	(21)	—	(868)
Total comprehensive income									1,241
Stock based compensation	—	19	—	—	—	—	—	—	19
Issuance of new shares	11	120	—	—	—	—	—	—	131
Purchase of capital stock	—	—	—	—	—	—	—	(23)	(23)
Re-issuance of treasury stock	—	—	—	—	—	—	—	23	23
Dividends	—	—	(1,527)	—	—	—	—	—	(1,527)
Other	—	34	—	—	—	—	—	—	34
Balance at June 30, 2006	2,658	8,394	32,270	(410)	112	1,044	(7,721)	—	36,347

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Consolidated		Industrial Business		Financial Services (1)
Amounts in millions of €	Q1-2 2006	Q1-2 2005	Q1-2 2006	Q1-2 2005	Q1-2 2006	Q1-2 2005

Net income	2,109	1,025	1,595	518	514	507
Income applicable to minority interests	38	27	32	23	6	4
Cumulative effects of changes in accounting principles	4	—	4	—	—	—
(Gains) losses on shares in companies	(200)	(9)	(201)	(9)	1	—
Depreciation and amortization of equipment on operating leases	3,555	2,947	224	307	3,331	2,640
Depreciation and amortization of fixed assets	3,182	3,416	3,159	3,386	23	30
Change in deferred taxes	(271)	(300)	(397)	(118)	126	(182)
Equity income from equity method investments	(264)	(61)	(252)	(49)	(12)	(12)
Change in financial instruments	(708)	(101)	(695)	(110)	(13)	9
Gains (losses) on disposals of fixed assets/securities	(401)	(545)	(447)	(544)	46	(1)
Change in trading securities	14	(3)	3	(3)	11	—
Change in accrued liabilities	54	1,331	64	1,308	(10)	23
Net changes in inventory-related receivables from financial services	(1,734)	(576)	(1,734)	(576)	—	—
Changes in other operating assets and liabilities:
– Inventories, net	(611)	(2,501)	(499)	(2,457)	(112)	(44)
– Trade receivables	(16)	(761)	(4)	(750)	(12)	(11)
– Trade liabilities	1,590	2,458	1,579	2,439	11	19
– Other assets and liabilities	(553)	622	(706)	426	153	196
Cash provided by operating activities	5,788	6,969	1,725	3,791	4,063	3,178
Purchases of fixed assets:
– Increase in equipment on operating leases	(13,572)	(10,471)	(3,086)	(2,806)	(10,486)	(7,665)
– Purchase of property, plant and equipment	(3,180)	(3,081)	(3,163)	(3,061)	(17)	(20)
– Purchase of other fixed assets	(156)	(100)	(149)	(94)	(7)	(6)
Proceeds from disposals of equipment on operating leases	7,493	6,480	3,618	3,158	3,875	3,322
Proceeds from disposals of fixed assets	357	367	342	356	15	11
Payments for investments in businesses	(437)	(210)	(433)	(203)	(4)	(7)
Proceeds from disposals of businesses	913	443	919	435	(6)	8
Investments in/collections from wholesale receivables	(3,042)	(2,687)	14,589	12,387	(17,631)	(15,074)
Proceeds from sale of wholesale receivables	2,602	2,590	(12,998)	(12,030)	15,600	14,620
Investments in retail receivables	(14,882)	(16,165)	1,866	1,643	(16,748)	(17,808)
Collections on retail receivables	10,303	11,832	(1,720)	(1,424)	12,023	13,256
Proceeds from sale of retail receivables	6,021	7,317	—	—	6,021	7,317
(Acquisition) disposition of securities (other than trading), net	439	(915)	416	(880)	23	(35)
Change in other cash	(17)	(67)	(17)	(75)	—	8
Cash provided by (used for) investing activities	(7,158)	(4,667)	184	(2,594)	(7,342)	(2,073)
Change in financial liabilities (including amounts for commercial paper borrowings, net of €81 in 2006 and €232 in 2005, respectively)	788	(1,346)	(2,564)	(252)	3,352	(1,094)
Dividends paid (incl. profit transferred from subsidiaries)	(1,548)	(1,535)	(1,531)	(1,476)	(17)	(59)
Proceeds from issuance of capital stock (incl. minority interests)	153	16	121	(8)	32	24
Purchase of treasury stock	(23)	(21)	(23)	(21)	—	—
Cash provided by (used for) financing activities	(630)	(2,886)	(3,997)	(1,757)	3,367	(1,129)
Effect of foreign exchange rate changes on cash and cash equivalents (originally maturing within 3 months)	(318)	532	(314)	467	(4)	65
Net increase (decrease) in cash and cash equivalents (originally maturing within 3 months)	(2,318)	(52)	(2,402)	(93)	84	41
Cash and cash equivalents (originally maturing within 3 months)
At beginning of period	7,619	7,381	6,803	6,381	816	1,000
At end of period	5,301	7,329	4,401	6,288	900	1,041

(1)          Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1. Presentation of Condensed Consolidated Financial Statements

General. The unaudited interim condensed consolidated financial statements (“interim financial statements”) of DaimlerChrysler AG and subsidiaries (“DaimlerChrysler” or the “Group”) have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are presented in millions of euros (“€”).

Certain amounts reported in previous years have been reclassified to conform to the current period presentation.

All significant intercompany accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and financial position of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2005 audited consolidated financial statements and notes thereto included in DaimlerChrysler’s amended 2005 Annual Report on Form 20-F/A which was filed with the United States Securities and Exchange Commission (“SEC”) on June 30, 2006.

Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers’ understanding of the Group’s interim financial statements, the accompanying financial statements present, in addition to the unaudited interim financial statements, unaudited information with respect to the results of operations and financial position of the Group’s industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP results of operations and financial position of the Group’s industrial or financial services business activities. Information concerning the financial services business activities of the Group contains the financing and leasing business of the Financial Services segment without Mobility Management and the activities of DaimlerChrysler Financial Services AG. Transactions between the Group’s industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses for the period. Actual amounts could differ from those estimates.

New Accounting Standards Not Yet Adopted. In April 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FIN 46R-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46R” (“FSP FIN 46R-6”), which provides guidance on the application of FASB Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”). FSP FIN 46R-6 requires companies that have variable interests in a variable interest entity (“VIE”) to focus on the role that a contract or arrangement plays in the VIE rather than on the legal form or accounting classification of the contract or arrangement as an asset or liability. DaimlerChrysler will apply FSP FIN 46R-6 prospectively to all entities with which the Group first becomes involved beginning July 1, 2006, and to all entities previously required to be analyzed under FIN 46R when a reconsideration event occurs after June 30, 2006. DaimlerChrysler is currently determining the effect of FSP FIN 46R-6 on the Group’s consolidated financial statements.

In June 2006, the FASB ratified Emerging Issues Task Force (“EITF”) 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences.” Under EITF 06-2, a liability should be accrued over the required service period for arrangements that (a) require completion of a minimum service period before the employee is entitled to the compensated absence, (b) do not increase with additional years of service, and (c) do not require the employee to render service to the employer during the leave. EITF 06-2 is effective for fiscal years beginning after December 15, 2006. The effect, if any, from applying the consensus should be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. Retrospective application to previously issued financial statements is permitted. DaimlerChrysler is currently determining the effect of EITF 06-2 on the Group’s consolidated financial statements.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more-likely-than-not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The measurement of a tax benefit for an uncertain tax position that meets the more-likely-than-not threshold is based on a cumulative probability model under which the largest amount of tax benefit recognized is the amount with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information.

FIN 48 also requires significant new annual disclosures. FIN 48 should be applied beginning January 1, 2007. DaimlerChrysler is currently determining the effect of FIN 48 on the Group’s consolidated financial statements.

Also in July 2006, the FASB issued FSP Financial Accounting Standard (“FAS”) 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.” FSP FAS 13-2 requires recalculation of the lease and recognition of effects from changes or projected changes in the timing of cash flows in income taxes generated by a leveraged lease including expected settlements with tax authorities. The lessor has to apply FIN 48 in making the assessment of its tax position. FSP FAS 13-2 should be applied to all leveraged leases beginning January 1, 2007. The cumulative effect shall be reported as an adjustment to the beginning balance of retained earnings as of the date of adoption. DaimlerChrysler is currently determining the effect of FSP FAS 13-2 on the Group’s consolidated financial statements.

2. Acquisitions and Dispositions

Off-Highway Business. On December 27, 2005, as part of the Group’s ongoing strategy to focus on its core automotive business, DaimlerChrysler entered into a share sale and purchase agreement with the Swedish investor group EQT regarding the sale of a major portion of its Off-Highway Business Unit, including the MTU-Friedrichshafen GmbH Group and the Off-Highway activities of Detroit Diesel Corporation. The sale was consummated in the first quarter of 2006. The consideration received from the buyer consisted of €822 million in cash and a note receivable with a fair value of €58 million which is due in 2018. In the first half of 2006, the disposed of Off-Highway business positively impacted operating profit of the Van, Bus, Other segment and net income of the Group by €234 million (including a gain on the sale of €199 million) and €202 million, respectively (see Note 16). The final sale price is subject to adjustment based on customary representations and warranties included in the share sale and purchase agreement.

3. Significant Equity Method Investments

EADS. On April 4, 2006, DaimlerChrysler entered into a forward transaction with several financial institutions pertaining to a 7.5% interest in the European Aeronautic Defence and Space Company EADS N.V. (“EADS”). Simultaneously, DaimlerChrysler entered into a securities lending agreement with those financial institutions for the same number of shares of EADS. As collateral, DaimlerChrysler received a lien on a securities account of equivalent value to the shares loaned by DaimlerChrysler. The settlement of the forward transaction is expected to take place between January and April 2007. Because this transaction does not meet the criteria of a sale, the loaned EADS shares, together with those shares representing a 2.7% interest in EADS subject to a different financial transaction (securities lending agreement) entered into on July 7, 2004, continue to be carried as an investment on the balance sheet and, accordingly, DaimlerChrysler still accounts for its 33% equity interest in EADS using the equity method of accounting. The forward transaction is accounted for as a derivative with changes in fair value subsequent to initial measurement recognized in income. The mark-to-market valuation of the forward transactions pertaining to the 7.5% interest in EADS and the 2.7% interest in EADS resulted in unrealized gains of €588 million and €226 million in the three-month period ended June 30, 2006, and in unrealized gains of €588 million and €168 million in the six-month period ended June 30, 2006. These unrealized gains are included in financial income (expense) net.

Toll Collect. DaimlerChrysler Financial Services AG and Deutsche Telekom AG each hold a 45% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH). On December 20, 2005, Toll Collect GmbH received a preliminary operating permit as specified in the Operating Agreement. Failure to obtain the final operating permit by January 1, 2007, at the latest, may lead to termination of the Operating Agreement by the Federal Republic of Germany. Toll Collect GmbH expects to receive a final operating permit in due time.

4. Functional Costs and Other Expenses

New Management Model. In January 2006, DaimlerChrysler announced the New Management Model, the primary objective of which is to install integrated processes and eliminate redundancies through the global integration of certain administrative functions. Under the New Management Model, DaimlerChrysler expects to reduce worldwide administrative headcount by approximately 6,000 employees through voluntary termination and early retirement contracts, normal attrition, and, to a lesser extent, involuntary terminations. Individual benefits will be based on age, salary levels and past service. The total costs for headcount reductions, which are expected to be finalized by the end of 2008, are expected to approximate €1.3 billion.

All charges expected to be incurred under the New Management Model are corporate-level costs that will not be allocated to the operating segments and will remain included in corporate which forms a part of the segment “Van, Bus, Other” (see Note 16).

Charges for employee severance of €145 million were recorded in the Group’s condensed consolidated statements of income for the three and six months ended June 30, 2006, respectively, primarily within “administrative expenses”. As of June 30, 2006, €2 million had been paid and €52 million and €82 million were included in “other liabilities” and “other accrued liabilities,” respectively, of which €1 million and €36 million, respectively, are not expected to be paid within one year. €9 million are included in pension liabilities.

Altersteilzeit Early Retirement Programs. On January 1, 2006, upon the adoption of EITF 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)”, DaimlerChrysler changed its estimates of the effects of employee bonuses and other benefits provided under the German Altersteilzeit early retirement program and other benefit arrangements with the same or similar terms. DaimlerChrysler also adjusted its accounting for related reimbursement subsidies received from the German government when certain conditions are met. The adoption of EITF 05-5 resulted in a gain from the reduction of the related provision of €166 million (€102 million, net of taxes, or €0.10 per share, respectively) which was primarily recognized in “cost of sales” in the first half of 2006.

Headcount Reduction Initiative at Mercedes Car Group. In September 2005, DaimlerChrysler initiated a program to enhance the competitiveness of the Mercedes Car Group. The program is expected to reduce headcount by 8,500 employees in Germany, primarily through voluntary termination contracts. The initiative is expected to be finalized during the second half of 2006. The individual benefits are based on age, salary levels and past service.

For severance contracts signed in the first half of 2006, expenditures of €290 million will be incurred of which €20 million and €223 million were recorded in Group’s condensed consolidated statements of income for the three and six months ended June 30, 2006, respectively, primarily within “cost of sales.” An amount of €67 million is available under the terms of a deferred compensation fund set up under the Compensation Framework Agreement (“ERA”), a collective bargaining agreement in Germany. Under this agreement, DaimlerChrysler had to recognize a liability in prior years for ERA as a portion of the compensation increase in these years was to be unconditionally paid to employees at a later date. In an agreement with the worker’s council of DaimlerChrysler, it was determined that the fund should be used for purposes such as termination and early retirement benefits with any unused balance otherwise distributed to employees. The changes in the liabilities for termination benefits for the six months ended June 30, 2006 were as follows:

(in millions of €)
Balance at December 31, 2005	600
Additional charges	203
Reclassifications from ERA	66
Payments	(585)
Balance at March 31, 2006	284
Additional charges	20
Reclassifications from ERA	1
Payments	(154)
Balance at June 30, 2006	151

smart Realignment. At the beginning of 2005, DaimlerChrysler decided to reduce the production volume of the smart forfour, to cease the production of the smart roadster by the end of 2005, and not to proceed with the development of the smart SUV. These measures resulted in charges of €311 million and €1,111 million for the three- and six-month periods ended June 30, 2005.

Due to refinements of estimates for workforce reduction measures, DaimlerChrysler recorded income of €2 million during the first half of 2006, which are recognized in “selling, administrative and other expenses.”

As a result of the further depressed sales development of the smart forfour, DaimlerChrysler decided in the first quarter of 2006 to cease the production of the smart forfour in 2006, to only focus its smart brand on the smart fortwo and to integrate the activities of smart into the Mercedes-Benz organization by the end of 2006.

The smart forfour is assembled by Mitsubishi Motors Corporation (“MMC”) under the terms of a contract manufacturing agreement. In March 2006, DaimlerChrysler and MMC signed a letter of intent which sets forth the general conditions of a termination of that agreement. In June 2006, the exit agreement was signed. Based on these conditions, DaimlerChrysler recorded charges of €1 million and €593 million for the three- and six-month periods ended June 30, 2006, respectively, relating to termination payments to MMC and suppliers. These charges are recognized in “cost of sales.”

Additional charges totaling €376 million were recorded in the first half of 2006 for inventory write-downs, higher incentives, the recognition of lower estimated residual values of smart vehicles, and estimated payments for the reorganization of the distribution network. These charges were recognized as a reduction of “revenues” (€23 million), and as “cost of sales” (€154 million) and “selling, administrative and other expenses” (€199 million). Therein included are further charges of €7 million as a result of refinements to previous estimates, which are included in “selling, administrative and other expenses” for the second quarter of 2006.

Also in the first quarter of 2006, DaimlerChrysler approved plans to reduce workforce located in Böblingen (Germany). Severance benefits consist of continued pay for a period after the end of service, job placement assistance and cash severance. Therefore, charges of €5 million and €26 million were recognized in “selling, administrative and other expenses” in the three and six months ended June 30, 2006, respectively.

Associated with the discontinuation of the smart forfour production, DaimlerChrysler terminated its involvement with a VIE and prematurely repaid the Group’s portion of that VIE’s external debt. The early extinguishment of debt of the VIE resulted in financial expense of €9 million which is included in “financial income (expense), net” for the second quarter of 2006.

All charges related to the realignment of smart and to the cancellation of the production of the smart forfour, with the exception of the expenses relating to the early extinguishment of debt, were allocated to the Mercedes Car Group segment. The development of balances, which lead to payments in subsequent periods, is summarized as follows:

(in millions of €)	Workforce reduction	Other costs	Total
Balance at January 1, 2005	—	—	—
Initial charges	—	286	286
Balance at March 31, 2005	—	286	286
Additional charges	28	271	299
Payments	—	(60)	(60)
Balance at June 30, 2005	28	497	525
Releases	(4)	(5)	(9)
Payments	(16)	(383)	(399)
Balance at December 31, 2005	8	109	117
Releases	(2)	—	(2)
Additional charges	21	807	828
Payments	(2)	(22)	(24)
Balance at March 31, 2006	25	894	919
Releases	—	(12)	(12)
Additional charges	5	24	29
Payments	(2)	(341)	(343)
Balance at June 30, 2006	28	565	593

In addition to the charges recorded in the first half of 2006, DaimlerChrysler expects additional charges to be incurred primarily related to the integration of the smart activities into the Mercedes-Benz organization and additional workforce reduction measures. DaimlerChrysler expects the balance of €593 million as of June 30, 2006, to be paid during the remainder of 2006.

5. Cumulative Effects of Changes in Accounting Principles

Share-Based Compensation. On January 1, 2006, DaimlerChrysler adopted Statement of Financial Reporting Standards (“SFAS”) 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) using a modified version of prospective application. The cumulative effect of adopting SFAS 123R was a reduction of net income of €4 million, net of taxes of €3 million (€0.00 per share), recognized in the first quarter of 2006.

6. Goodwill

During the six months ended June 30, 2006, the carrying amount of goodwill was reduced by €87 million. The decrease is primarily the result of currency translation adjustments.

7. Other Intangible Assets

Other intangible assets are comprised of:

(in millions of €)	At June 30, 2006	At Dec. 31, 2005
Other intangible assets subject to amortization
Gross carrying amount	1,633	1,628
Accumulated amortization	(981)	(941)
Net carrying amount	652	687
Other intangible assets not subject to amortization	2,341	2,504
	2,993	3,191

DaimlerChrysler’s other intangible assets subject to amortization represent concessions, industrial property rights and similar rights as well as software developed or obtained for internal use. During the six months ended June 30, 2006, additions of €80 million were recognized. The aggregate amortization expense for the three and six months ended June 30, 2006, was €47 million and €100 million, respectively, and for the three and six months ended June 30, 2005, €47 million and €94 million, respectively.

Other intangible assets not subject to amortization represent primarily intangible pension assets.

8. Inventories

Inventories are comprised of the following:

(in millions of €)	At June 30, 2006	At Dec. 31, 2005
Raw materials and manufacturing supplies	1,991	1,906
Work-in-process	2,807	2,924
Finished goods, parts and products held for resale	14,166	14,414
Advance payments to suppliers	25	47
	18,989	19,291
Less: Advance payments received	(108)	(152)
	18,881	19,139

9. Cash and Cash Equivalents

As of June 30, 2006, and December 31, 2005, “cash and cash equivalents” as disclosed in the condensed consolidated balance sheets includes €11 million and €92 million, respectively, of deposits with original maturities of more than three months.

10. Stockholders’ Equity

During the first half of 2006, DaimlerChrysler purchased 0.5 million of its Ordinary Shares for €23 million and re-issued these shares for €23 million in connection with an employee share purchase plan.

On April 12, 2006, the annual meeting authorized DaimlerChrysler to acquire treasury stocks through October 12, 2007, for certain defined purposes up to a maximum nominal amount of €264 million of capital stock, representing approximately 10% of the capital stock reported as of December 31, 2005.

The annual meeting also approved DaimlerChrysler to distribute €1,527 million (€1.50 per share) of its 2005 earnings as a dividend to the stockholders. The dividend was paid on April 13, 2006, to investors owning DaimlerChrysler shares on April 12, 2006.

11. Stock-Based Compensation

In connection with the Performance Phantom Share Plan, the Group issued in the six-month period ended June 30, 2006, 2.6 million (2005: 3.6 million) phantom shares.

12. Accrued Liabilities

Accrued liabilities are comprised of the following:

(in millions of €)	At June 30, 2006	At Dec. 31, 2005
Pension plans and similar obligations (see Note 12a)	15,284	15,482
Income and other taxes	2,792	3,396
Other accrued liabilities (see Note 12b)	25,029	27,804
	43,105	46,682

a)              Pension Plans and Similar Obligations

Pension Plans

The components of net periodic pension cost for the three-month periods ended June 30, 2006 and 2005, were as follows:

(in millions of €)	Total	German Plans	Three months ended June 30, 2006 Non-German Plans	Total	German Plans	Three months ended June 30, 2005 Non-German Plans
Service cost	204	94	110	184	71	113
Interest cost	467	144	323	463	150	313
Expected return on plan assets	(629)	(197)	(432)	(585)	(169)	(416)
Amortization of:
Unrecognized net actuarial losses	185	57	128	149	49	100
Unrecognized prior service cost	68	—	68	72	—	72
Net periodic pension cost	295	98	197	283	101	182
Settlement / curtailment loss	9	—	9	—	—	—
Net pension cost	304	98	206	283	101	182

The components of net periodic pension cost for the six-month periods ended June 30, 2006 and 2005, were as follows:

(in millions of €)	Total	German Plans	Six months ended June 30, 2006 Non-German Plans	Total	German Plans	Six months ended June 30, 2005 Non-German Plans
Service cost	419	191	228	360	141	219
Interest cost	941	289	652	919	300	619
Expected return on plan assets	(1,268)	(395)	(873)	(1,155)	(338)	(817)
Amortization of:
Unrecognized net actuarial losses	376	114	262	301	99	202
Unrecognized prior service cost	139	—	139	138	—	138
Net periodic pension cost	607	199	408	563	202	361
Settlement / curtailment loss	13	—	13	—	—	—
Net pension cost	620	199	421	563	202	361

Contributions. Employer contributions to the Group’s defined benefit pension plans were €66 million and €167 million for the three- and six-month periods ended June 30, 2006, respectively. DaimlerChrysler provided additional contributions to the Group’s defined benefit pension plans of €18 million on July 4, 2006.

Other Postretirement Benefits

The components of net periodic postretirement benefit cost for the three-month periods ended June 30, 2006 and 2005, were as follows:

	Three months ended June 30,
(in millions of €)	2006	2005
Service cost	72	68
Interest cost	219	223
Expected return on plan assets	(34)	(38)
Amortization of:
Unrecognized net actuarial losses	82	74
Unrecognized prior service cost	(17)	(6)
Net periodic postretirement benefit cost	322	321

The components of net periodic postretirement benefit cost for the six-month periods ended June 30, 2006 and 2005, were as follows:

	Six months ended June 30,
(in millions of €)	2006	2005
Service cost	150	134
Interest cost	457	439
Expected return on plan assets	(78)	(75)
Amortization of:
Unrecognized net actuarial losses	171	140
Unrecognized prior service cost	(31)	(4)
Net periodic postretirement benefit cost	669	634

In March 2006, DaimlerChrysler Corporation, a subsidiary of DaimlerChrysler AG, announced changes to the health care programs it offers to active and retired professional-administrative, management and executive employees. Effective January 1, 2007, active employees will pay health care premiums based on rank and salary level; pre-Medicare-eligible retirees (under age 65) will pay a scaled share of annual increases proportionate to their salaries at the time of retirement; and Medicare-eligible retirees (age 65 and over) will receive contributions in a Health Care Retirement Account instead of a health care plan. These health care changes reduced the accumulated postretirement benefit obligation (“APBO”) by approximately €0.5 billion as of January 1, 2006. The impact of the remeasurement of the APBO is being amortized over the remaining service period of active employees beginning at January 1, 2006. Consequently, the net periodic postretirement benefit cost for 2006 will be reduced by approximately €0.1 billion; €21 million and €39 million thereof are recognized in the three- and six-month periods ended June 30, 2006, respectively.

Contributions. Employer contributions to the Group’s other postretirement plans were €1 million and €2 million for the three- and six-month periods ended June 30, 2006.

b)              Other Accrued Liabilities

The Group issues various types of product guarantees under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The accrued liability for these product guarantees covers expected costs for legally and contractually obligated warranties as well as expected costs for policy coverage, recall campaigns and buyback commitments. The liability for buyback commitments represents the expected costs related to the Group’s obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues.

The changes in provisions for these product guarantees are summarized as follows:

(in millions of €)	2006	2005
Balance at January 1	11,632	10,877
Currency changes	(386)	622
Utilizations	(2,671)	(2,874)
Product warranties issued in respective year	2,317	2,419
Changes from prior period product warranties issued	(111)	422
Balance at June 30	10,781	11,466

The Group also offers customers the opportunity to purchase separately priced extended warranty and maintenance contracts. The revenue from these contracts is deferred at the inception of the contract and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. Included in “deferred income” in the condensed consolidated balance sheets, the deferred revenue from these contracts is summarized as follows:

(in millions of €)	2006	2005
Balance at January 1	1,548	1,115
Currency changes	(83)	128
Deferred revenue current period	342	281
Earned revenue current period	(248)	(240)
Balance at June 30	1,559	1,284

13. Financial Liabilities

Financial liabilities are comprised of the following:

(in millions of €)	At June 30, 2006	At Dec. 31, 2005
Notes/Bonds	44,490	47,432
Commercial paper	8,718	9,104
Liabilities to financial institutions	17,944	17,472
Liabilities to affiliated companies	548	493
Deposits from direct banking business	3,259	3,205
Loans, other financial liabilities	9	27
Liabilities from capital lease and residual value guarantees	4,031	3,199
	78,999	80,932

14. Legal Proceedings

As previously reported, in 1999, former shareholders of Daimler-Benz AG instituted a valuation proceeding (Spruchstellenverfahren) against DaimlerChrysler AG at Stuttgart district court. This proceeding relates to the merger of Daimler-Benz AG and DaimlerChrysler AG in connection with the business combination of Daimler-Benz AG and Chrysler Corporation in 1998. In the course of the merger, 1.8% of all shares in Daimler-Benz AG were involuntarily exchanged for DaimlerChrysler shares. Some shareholders claim that the ratio used in the course of the merger did not correspond to the actual value of the Daimler-Benz shares. An expert commissioned by the court presented his report in December 2005. In it, he has calculated various alternative values for payments to be made. These alternatives range from confirming the appropriateness of the ratio used to considerable payments to be made to the former Daimler-Benz shareholders with respect to the involuntarily exchanged shares. DaimlerChrysler continues to view the exchange ratio set by the company at the time as appropriate, and the alternative values calculated by the court expert as unfounded. In June 2006, the court proposed a settlement. DaimlerChrysler has declined such proposal and is expecting a court order which could be for an amount in excess of the proposal. We intend to appeal any adverse order.

As previously reported, two purported class action lawsuits are pending in various U.S. courts that allege that the paint applied to 1982–1997 model year Chrysler, Plymouth, Jeep® and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys’ fees and costs. Eight other previously reported class action lawsuits regarding paint delamination have been dismissed.

As previously reported, more than 80 purported class action lawsuits alleging violations of antitrust law are pending against DaimlerChrysler and several of its U.S. subsidiaries, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek injunctive relief and treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. The federal court actions have been consolidated in the U.S. District Court for the District of Maine for purposes of pretrial proceedings, and the state cases filed in California have been consolidated in the California Superior Court in San Francisco County. In March 2006, the federal court certified a nationwide class of buyers and lessees solely for injunctive relief, and deferred a decision whether to certify one or more state law damages classes. DaimlerChrysler believes the complaints against it are without merit and plans to defend itself against them vigorously.

As previously reported, the BaFin (German Federal Financial Supervisory Authority) is investigating whether DaimlerChrysler AG’s public ad hoc disclosure on July 28, 2005 that Professor Schrempp would leave the company at the end of 2005 was timely. If the BaFin determines that the company improperly filed such disclosure, it could fine DaimlerChrysler up to €1 million. In a related matter, the District Attorney’s Office in Stuttgart closed the previously reported investigation of alleged insider trading in DaimlerChrysler shares by two DaimlerChrysler senior executives prior to the ad hoc disclosure. In April 2006, the District Attorney’s Office also closed the previously reported investigation of alleged insider tipping by the Chairman of our Supervisory Board in advance of such disclosure. In March 2006, the Stuttgart district court approved a model case pursuant to German law (KapMuG) in connection with a lawsuit filed by shareholders of DaimlerChrysler who claim damages based on the alleged unduly delayed ad hoc disclosure.

Various other previously reported legal proceedings are pending against DaimlerChrysler, as described in Note 31 to DaimlerChrysler’s 2005 consolidated financial statements (included in the Group’s amended 2005 Annual Report on Form 20-F/A).

15. Contingent Obligations and Commercial Commitments

Contingent Obligations. Obligations from issuing guarantees and similar obligations (excluding product warranties) are as follows:

	Maximum potential future obligation		Amount recognized as a liability
(in millions of €)	At June 30, 2006	At Dec. 31, 2005	At June 30, 2006	At Dec. 31, 2005
Guarantees for third party liabilities	1,405	1,819	412	412
Guarantees under buyback commitments	1,347	1,499	357	406
Other contingent obligations	236	249	133	125
	2,988	3,567	902	943

The parent company of the Group (DaimlerChrysler AG) provides guarantees to third parties for certain obligations of its consolidated subsidiaries. At June 30, 2006, these guarantees amounted to €49.5 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

In connection with the Group’s involvement in Toll Collect, DaimlerChrysler AG issued a guarantee towards third parties up to a maximum amount of €230 million for bank loans which could be obtained by Toll Collect GmbH. This amount represents the Group’s 50% share of Toll Collect’s external financing guaranteed by the shareholders. In the second quarter of 2006, bank loans previously obtained by the consortium and guaranteed by DaimlerChrysler AG up to a maximum amount of €600 million were replaced by bank loans guaranteed by DaimlerChrysler AG up to a maximum amount of €230 million. The maximum potential future obligation for the corresponding guarantee, which is reflected in the above table in the line “Guarantees towards third parties,” was reduced accordingly. Associated with this loan repayment, the Group participated with 50% (€384 million) in a capital increase at Toll Collect which occurred in the second quarter of 2006.

Commercial Commitments. Several major tier one automotive suppliers in the U.S. who supply components to DaimlerChrysler have initiated bankruptcy proceedings. A prolonged interruption in the supply of components from any of those suppliers, in particular Collins & Aikman and Delphi Corporation, would disrupt the production of certain Chrysler Group and Mercedes Car Group vehicles. DaimlerChrysler may be required to provide financial support, or take other costly actions, to avoid such interruption.

16. Segment Reporting

Segment information for the three-month periods ended June 30, 2006 and 2005, is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total Segments	Eliminations	Consolidated
Three months ended June 30, 2006
Revenues	12,196	12,444	7,489	3,573	2,860	38,562	—	38,562
Intersegment sales	1,198	17	1,058	703	499	3,475	(3,475)	—
Total revenues	13,394	12,461	8,547	4,276	3,359	42,037	(3,475)	38,562

Operating Profit	807	51	551	422	159	1,990	(133)	1,857

Three months ended June 30, 2005
Revenues	11,712	13,025	7,316	3,169	3,201	38,423	—	38,423
Intersegment sales	760	5	811	643	600	2,819	(2,819)	—
Total revenues	12,472	13,030	8,127	3,812	3,801	41,242	(2,819)	38,423

Operating Profit	12	544	410	385	277	1,628	43	1,671

Segment information for the six-month periods ended June 30, 2006 and 2005, is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total Segments	Eliminations	Consolidated
Six months ended June 30, 2006
Revenues	23,833	24,992	14,217	7,076	5,629	75,747	—	75,747
Intersegment sales	1,885	41	1,708	1,309	933	5,876	(5,876)	—
Total revenues	25,718	25,033	15,925	8,385	6,562	81,623	(5,876)	75,747

Operating Profit	129	170	977	870	582	2,728	20	2,748

Six months ended June 30, 2005
Revenues	21,274	23,756	13,351	6,164	5,622	70,167	—	70,167
Intersegment sales	1,581	9	1,509	1,215	984	5,298	(5,298)	—
Total revenues	22,855	23,765	14,860	7,379	6,606	75,465	(5,298)	70,167

Operating Profit (Loss)	(942)	796	1,108	713	511	2,186	113	2,299

On January 24, 2006, DaimlerChrysler announced a new management model. As part of the new management model, DaimlerChrysler changed the composition of its business segments by reporting the van and bus business units within its Other Activities segment. As a result of these changes, the Commercial Vehicles segment was renamed to Truck Group and the segment Other Activities was renamed to Van, Bus, Other. The comparative 2005 segment information has been revised to reflect the changed segment composition. Since the new management model represents a corporate restructuring, all costs associated with the implementation of the measures are within corporate (€145 million for the second quarter of 2006) which forms a part of the Van, Bus, Other segment (see also Note 4).

In the three and six months ended June 30, 2006, the operating profit of the Mercedes Car Group segment includes charges of €20 million and €223 million, respectively, for the headcount reduction initiative at Mercedes Car Group. In addition, charges of €13 million (2005: €311 million) and €993 million (2005: €1,111 million) resulted in the three and six months ended June 30, 2006 from the decision to terminate the production of the smart forfour and the realignment of the business model for smart, respectively. Thereof €5 million (2005: €12 million) and €159 million (2005: €526 million) are attributable to non-cash impairment charges and asset write-downs and €8 million (2005: €299 million) and €834 million (2005: €585 million) are attributable to additions to reserves for issues that will lead to or have resulted in payments in future periods (see Note 4).

In the three and six months ended June 30, 2006, the operating profit of the Van, Bus, Other segment includes the Group’s share in the gains of EADS of €231 million (2005: €154 million) and €431 million (2005: €386 million), respectively.

In the first quarter of 2006, operating profit of the Van, Bus, Other segment was positively impacted by €234 million by the disposed of Off-Highway business (see Note 2).

The previously announced settlement with MMC associated with quality issues and recall campaigns at MFTBC resulted in a favorable impact of €276 million, which is included in the operating profit of the Truck Group segment in the first quarter of 2005.

The reconciliation of total segment operating profit to consolidated income before income taxes and minority interests is as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions of €)	2006	2005	2006	2005
Total segment operating profit	1,990	1,628	2,728	2,186
Elimination and consolidation amounts	(133)	43	20	113
Total Group operating profit	1,857	1,671	2,748	2,299
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(290)	(283)	(612)	(572)
Interest and similar income	226	153	408	297
Interest and similar expenses	(327)	(237)	(623)	(423)
Other financial income (expenses), net	769	(66)	708	29
Miscellaneous items, net	(1)	(6)	(2)	(7)
The Group’s share of the above reconciling items included in the net losses of investments accounted for at equity	(126)	(96)	(244)	(250)
Consolidated income before income taxes and minority interests	2,108	1,136	2,383	1,373

17. Earnings per Share

The computation of basic and diluted earnings per share for “Income before cumulative effects of changes in accounting principles” is as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions of € or millions of shares, except earnings per share)	2006	2005	2006	2005
Income before cumulative effects of changes in accounting principles – basic	1,810	737	2,113	1,025
Interest expense on convertible bonds and notes (net of tax)	—	—	—	—
Income before cumulative effects of changes in accounting principles – diluted	1,810	737	2,113	1,025

Weighted average number of shares outstanding – basic	1,021.4	1,012.7	1,019.9	1,012.7
Dilutive effect of stock options	3.8	—	6.2	1.5
Weighted average number of shares outstanding – diluted	1,025.2	1,012.7	1,026.1	1,014.2

Earnings per share before cumulative effects of changes in accounting principles
Basic	1.77	0.73	2.07	1.01
Diluted	1.77	0.73	2.06	1.01

Stock options to acquire 62.7 million and 85.3 million DaimlerChrysler Ordinary Shares that were issued in connection with the

2000 Stock Option Plan were not included in the computation of diluted earnings per share for the three months ended June 30, 2006 and 2005, respectively (46.9 million and 66.1 million shares for the six months ended June 30, 2006 and 2005, respectively), because the options’ underlying exercise prices were greater than the average market prices of DaimlerChrysler Ordinary Shares for these periods.

18. Condensed Consolidated Financial Information

DaimlerChrysler AG, the parent company of the Group, fully and unconditionally guarantees certain publicly issued debt of its 100% owned subsidiary DaimlerChrysler North America Holding Corporation. The following condensed consolidating financial information for DaimlerChrysler AG, DaimlerChrysler North America Holding Corporation and all other subsidiaries on a combined basis set forth below is intended to provide investors with meaningful and comparable financial information about DaimlerChrysler AG and its subsidiary issuer. “Investments and long-term financial assets” includes the investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed consolidating financial information. “Financial income (expense), net” includes the income or loss related to such investments.

Interim Condensed Consolidated Balance Sheets

		DaimlerChrysler
	DaimlerChrysler AG	North America Holding	Other subsidiaries	Consolidating	DaimlerChrysler AG
(in millions of €)	(parent company)	Corporation	(combined)	adjustments	(consolidated)
June 30, 2006
Assets
Goodwill and other intangible assets	67	—	4,720	—	4,787
Property, plant and equipment, net	7,703	—	27,441	(5)	35,139
Investments and long-term financial assets	32,233	48,123	8,856	(83,206)	6,006
Equipment on operating leases, net	5,298	—	31,766	(354)	36,710
Fixed assets	45,301	48,123	72,783	(83,565)	82,642
Inventories	6,292	—	13,828	(1,239)	18,881
Trade, finance and other receivables	14,819	1,697	76,146	(16,457)	76,205
Securities	1,592	1,473	1,214	-	4,279
Cash and cash equivalents	677	2,183	2,452	-	5,312
Non-fixed assets	23,380	5,353	93,640	(17,696)	104,677
Deferred taxes and prepaid expenses	3,226	—	9,472	(4,832)	8,316
Total assets	71,907	53,476	175,895	(105,643)	195,635

Liabilities and stockholders' equity
Stockholders' equity	36,347	14,213	65,788	(80,001)	36,347
Minority interests	—	—	650	—	650
Accrued liabilities	11,497	305	31,490	(187)	43,105
Financial liabilities	14,076	37,765	42,858	(15,700)	78,999
Trade liabilities	4,843	—	10,536	-	15,379
Other liabilities	1,927	1,060	9,444	(4,275)	8,156
Liabilities	20,846	38,825	62,838	(19,975)	102,534
Deferred taxes and deferred income	3,217	133	15,129	(5,480)	12,999
Total liabilities	35,560	39,263	110,107	(25,642)	159,288
Total liabilities and stockholders' equity	71,907	53,476	175,895	(105,643)	195,635

Interim Condensed Consolidated Statements of Income

		DaimlerChrysler
	DaimlerChrysler AG	North America Holding	Other subsidiaries	Consolidating	DaimlerChrysler AG
(in millions of €)	(parent company)	Corporation	(combined)	adjustments	(consolidated)
Six months ended June 30, 2006
Revenues	31,097	—	69,141	(24,491)	75,747
Cost of sales	(25,473)	—	(60,496)	23,059	(62,910)
Gross margin	5,624	—	8,645	(1,432)	12,837
Selling, administrative and other expenses	(3,539)	(8)	(6,151)	535	(9,163)
Research and development	(1,455)	—	(1,260)	46	(2,669)
Other income	296	—	427	(130)	593
Income (loss) before financial income	926	(8)	1,661	(981)	1,598
Financial income (expense, net)	1,682	240	145	(1,282)	785
Income before income taxes	2,608	232	1,806	(2,263)	2,383
Income taxes	(497)	424	(163)	4	(232)
Minority interests	—	—	(38)	—	(38)
Cumulative effects of changes in accounting principle	(2)	—	(2)	—	(4)
Net income	2,109	656	1,603	(2,259)	2,109

Interim Condensed Consolidated Statements of Cash Flows

(in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding Corporation	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Six months ended June 30, 2006
Cash provided by (used for) operating activities	2,382	(319)	3,917	(192)	5,788
Increase in equipment on operating leases	(1,574)	—	(12,136)	138	(13,572)
Purchases of property, plant, equipment and other fixed assets	(1,310)	—	(2,026)	—	(3,336)
Proceeds from disposals of equipment on operating leases leases	1,517	—	5,976	—	7,493
Proceeds from disposals of fixed assets	127	—	230	—	357
Payments for investments in businesses	(3)	—	(434)	—	(437)
Proceeds from disposals of businesses	795	—	118	—	913
(Increase decrease in receivables from financial services, net	(10)	—	1,010	2	1,002
Disposition (acquisitions of securities) (other than trading), net	256	67	116	—	439
Other	(15)	(2,195)	2,292	(99)	(17)
Cash provided by (used for) investing activities	(217)	(2,128)	(4,854)	41	(7,158)
Change in financial liabilities	(388)	(50)	1,660	(434)	788
Dividends paid	(1,527)	—	(635)	614	(1,548)
Other	130	—	29	(29)	130
Cash used for financing activities	(1,785)	(50)	1,054	151	(630)
Effect of foreign exchange rate changes on cash	—	(275)	(43)	—	(318)
Net increase (decrease) in cash and cash equivalents	380	(2,772)	74	—	(2,318)
Cash and cash equivalents
At beginning of period	297	4,955	2,367	—	7,619
At end of period	677	2,183	2,441	—	5,301

Interim Condensed Consolidated Balance Sheets

		DaimlerChrysler
	DaimlerChrysler AG	North America Holding	Other subsidiaries	Consolidating	DaimlerChrysler AG
(in millions of €)	(parent company)	Corporation	(combined)	adjustments	(consolidated)
December 31, 2005
Assets
Goodwill and other intangible assets	83	—	4,989	—	5,072
Property, plant and equipment, net	7,500	—	29,244	(5)	36,739
Investments and long-term financial assets	33,424	51,346	11,968	(90,382)	6,356
Equipment on operating leases, net	5,279	—	29,264	(305)	34,238
Fixed assets	46,286	51,346	75,465	(90,692)	82,405
Inventories	6,065	—	14,203	(1,129)	19,139
Trade, finance and other receivables	14,446	1,271	78,559	(16,849)	77,427
Securities	1,853	1,656	1,427	-	4,936
Cash and cash equivalents	297	4,955	2,459	-	7,711
Non-fixed assets	22,661	7,882	96,648	(17,978)	109,213
Deferred taxes and prepaid expenses	3,525	—	9,280	(4,165)	8,640
Disposal group Off-Highway, assets for sale	—	—	1,478	(104)	1,374
Total assets	72,472	59,228	182,871	(112,939)	201,632

Liabilities and stockholders' equity
Stockholders' equity	36,449	14,718	69,913	(84,631)	36,449
Minority interests	—	—	653	-	653
Accrued liabilities	12,501	627	33,702	(148)	46,682
Financial liabilities	14,401	42,486	43,148	(19,103)	80,932
Trade liabilities	3,943	—	10,648	-	14,591
Other liabilities	2,432	1,316	9,195	(3,890)	9,053
Liabilities	20,776	43,802	62,991	(22,993)	104,576
Deferred taxes and deferred income	2,746	81	14,792	(5,118)	12,501
Disposal group Off-Highway, liabilities for sale	—	—	820	(49)	771
Total liabilities	36,023	44,510	112,958	(28,308)	165,183
Total liabilities and stockholders' equity	72,472	59,228	182,871	(112,939)	201,632

Interim Condensed Consolidated Statements of Income

		DaimlerChrysler
	DaimlerChrysler AG	North America Holding	Other subsidiaries	Consolidating	DaimlerChrysler AG
(in millions of €)	(parent company)	Corporation	(combined)	adjustments	(consolidated)
Six months ended June 30, 2005
Revenues	27,750	—	62,456	(20,039)	70,167
Cost of sales	(23,047)	—	(52,930)	18,660	(57,317)
Gross margin	4,703	—	9,526	(1,379)	12,850
Selling, administrative and other expenses	(3,244)	(9)	(6,307)	495	(9,065)
Research and development	(1,359)	—	(1,343)	30	(2,672)
Other income	240	—	350	(275)	315
Turnaround plan Chrysler Group	—	—	3	—	3
Income (loss) before financial income	340	(9)	2,229	(1,129)	1,431
Financial income (expense), net	770	553	48	(1,429)	(58)
Income before income taxes	1,110	544	2,277	(2,558)	1,373
Income taxes	(85)	268	(634)	130	(321)
Minority interests	—	—	(27)	-	(27)
Net income	1,025	812	1,616	(2,428)	1,025

Interim Condensed Consolidated Statements of Cash Flows

(in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding Corporation	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Six months ended June 30, 2005
Cash provided by (used for) operating activities	1,636	(759)	6,446	(354)	6,969
Increase in equipment on operating leases	(1,397)	—	(9,225)	151	(10,471)
Purchases of property, plant, equipment and other fixed assets	(1,191)	—	(1,990)	—	(3,181)
Proceeds from disposals of equipment on operating leases leases	1,366	—	5,114	—	6,480
Proceeds from disposals of fixed assets	61	—	306	—	367
Payments for investments in businesses	(93)	—	(117)	—	(210)
Proceeds from disposals of businesses	307	—	136	—	443
(Increase decrease in receivables from financial services, net)	(45)	—	3,002	(70)	2,887
Disposition (acquisitions of securities) (other than trading), net	(511)	(721)	317	—	(915)
Other	133	1,653	(1,003)	(850)	(67)
Cash provided by (used for) investing activities	(1,370)	932	(3,460)	(769)	(4,667)
Change in financial liabilities	588	(777)	1,524	(2,681)	(1,346)
Dividends paid	(1,519)	—	(312)	296	(1,535)
Other	(5)	—	(3,508)	3,508	(5)
Cash used for financing activities	(936)	(777)	(2,296)	1,123	(2,886)
Effect of foreign exchange rate changes on cash	—	377	155	—	532
Net increase (decrease) in cash and cash equivalents	(670)	(227)	845	—	(52)
Cash and cash equivalents
At beginning of period	2,044	3,281	2,056	—	7,381
At end of period	1,374	3,054	2,901	—	7,329

Addresses/Information

Investor Relations

Stuttgart

Phone	+49 711 17 92261, 17 95277 or 17 95256
Fax	+49 711 17 94109 or 17 94075

Auburn Hills

Phone	+1 248 512 2812 or 2923
Fax	+1 248 512 2912

This report and additional information on DaimlerChrysler are available on the Internet at: www.daimlerchrysler.com

Concept and contents

DaimlerChrysler AG

Investor Relations

Publications for our shareholders:

•                  Annual Report (German, English)

•                  Form 20-F (English)

•                  Interim Reports on 1st, 2nd and 3rd quarters (German, English)

•                  Environment Report (German, English)

•                  Social Responsibility Report (German, English)

•                  Sustainability Report (German, English)

Financial Calendar 2006/2007

Interim Report Q2 2006	July 27, 2006
Interim Report Q3 2006	October 25, 2006
Annual Press Conference / Investors’ and Analysts’ Conference Call	February 14, 2007
Annual Report 2006	February 27, 2007
Annual Meeting Messe Berlin	April 4, 2007
Interim Report Q1 2007	April 26, 2007
Interim Report Q2 2007	July 26, 2007
Interim Report Q3 2007	October 25, 2007

www.daimlerchrysler.com/investor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa. Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: July 27, 2006